CONSENT OF EXPERT
I hereby consent to the use of and reference to my name, Dominic Chartier, P.Geo., and report, NI 43-101 Technical Report for the Seabee Gold Operation, Saskatchewan, Canada dated October 20, 2017 (the “Report”), and the information contained in my Report, as described or incorporated by reference in (i) SSR Mining Inc.’s Annual Report on Form 40-F for the year ended December 31, 2017, and (ii) SSR Mining Inc.’s Registration Statements on Form S-8 (File No. 333-219848, 333-185498, 333-196116 and 333-198092), filed with the United States Securities and Exchange Commission.
Dated this 21st day of March, 2018.
Yours very sincerely,

   /s/ Dominic Chartier
Dominic Chartier, P.Geo.
Senior Consultant (Geology)
SRK Consulting (Canada) Inc.